SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                           Hills Stores Company
                             (Name of Issuer)

                        Common Stock, $.01 par value
                      (Title of Class of Securities)


                                431692102
                               (CUSIP Number)


                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              April 29, 1994
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement:

                                                     /X/

                            Page 1 of 19 pages

                     Exhibit Index appears on page 14

                               SCHEDULE 13D
CUSIP No.  431692102

                                               Page 2 of 18 Pages
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              DICKSTEIN & CO., L.P.                  13-3321472

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)

                                                    (b)SEE ITEM 5

3) SEC USE ONLY

4) SOURCE OF FUNDS

        WC,OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)

6) CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

                  7)  SOLE VOTING POWER
                      Not Applicable

        NUMBER
        OF        8)  SHARED VOTING POWER
        SHARES        393,758 (See Item 5)
        BENEFICIALLY
        OWNED BY  9)  SOLE DISPOSITIVE POWER
         EACH         Not Applicable
         REPORTING
         PERSON   10) SHARED DISPOSITIVE POWER
         WITH         393,758 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    393,758 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.4% (See Item 5)

14) TYPE OF REPORTING PERSON
    PN

                               SCHEDULE 13D
CUSIP No.  431692102                               Page 3 of 18
Pages
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DICKSTEIN FOCUS FUND L.P.                    13-3746015

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)

                                                    b) SEE ITEM 5

3) SEC USE ONLY

4) SOURCE OF FUNDS

       WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)

6) CITIZENSHIP OR PLACE OF ORGANIZATION

                DELAWARE

                    7)  SOLE VOTING POWER
                        Not Applicable
         NUMBER
         OF         8)  SHARED VOTING POWER
         SHARES         23,500 (See Item 5)
         BENEFICIALLY
         OWNED BY   9)  SOLE DISPOSITIVE POWER
         EACH           Not Applicable
         REPORTING
         PERSON    10)  SHARED DISPOSITIVE POWER
         WITH           23,500 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    23,500 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    .3% (See Item 5)

14) TYPE OF REPORTING PERSON
          PN

                               SCHEDULE 13D
CUSIP No.  431692102                          Page 4 of 18 Pages
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           DICKSTEIN INTERNATIONAL LIMITED


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)

                                                   (b) SEE ITEM 5

3) SEC USE ONLY


4) SOURCE OF FUNDS

          WC,OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)


6) CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS

                    7)  SOLE VOTING POWER
                        Not Applicable
         NUMBER
         OF         8)  SHARED VOTING POWER
         SHARES         103,782 (See Item 5)
         BENEFICIALLY
         OWNED BY   9)  SOLE DISPOSITIVE POWER
         EACH           Not Applicable
         REPORTING
         PERSON    10)  SHARED DISPOSITIVE POWER
         WITH           103,782 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    103,782 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    1.2% (See Item 5)

14) TYPE OF REPORTING PERSON
             CO

                               SCHEDULE 13D
CUSIP No.  431692102                               Page 5 of 18
Pages
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             DICKSTEIN PARTNERS, L.P.            13-3544838

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)

                                                   (b) SEE ITEM 5

3) SEC USE ONLY

4) SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)


6) CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

                    7)  SOLE VOTING POWER
                        Not Applicable
         NUMBER
         OF         8)  SHARED VOTING POWER
         SHARES         417,258 (See Item 5)
         BENEFICIALLY
         OWNED BY   9)  SOLE DISPOSITIVE POWER
         EACH           Not Applicable
         REPORTING
         PERSON    10)  SHARED DISPOSITIVE POWER
         WITH           417,258 (See Item 5)



11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    417,258 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES


13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    4.6% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

                               SCHEDULE 13D
CUSIP No.  431692102                              Page 6 of 18
Pages
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.                    13-3537972

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)

                                                  (b) SEE ITEM 5
3) SEC USE ONLY


4) SOURCE OF FUNDS

          OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)

6) CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE


                    7)  SOLE VOTING POWER
                        Not Applicable
         NUMBER
         OF         8)  SHARED VOTING POWER
         SHARES         521,040 (See Item 5)
         BENEFICIALLY
         OWNED BY   9)  SOLE DISPOSITIVE POWER
         EACH           Not Applicable
         REPORTING
         PERSON    10)  SHARED DISPOSITIVE POWER
         WITH           521,040 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    521,040 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.8% (See Item 5)

14) TYPE OF REPORTING PERSON
            CO

                               SCHEDULE 13D
CUSIP No.  431692102                        Page 7 of 18 Pages
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             MARK DICKSTEIN


2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a)

                                                   (b) SEE ITEM 5

3) SEC USE ONLY


4) SOURCE OF FUNDS

            OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)


6) CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES

                    7)  SOLE VOTING POWER
                        Not Applicable
         NUMBER
         OF         8)  SHARED VOTING POWER
         SHARES         521,040 (See Item 5)
         BENEFICIALLY
         ONED BY    9)  SOLE DISPOSITIVE POWER
         EACH           Not Applicable
         REPORTING
         PERSON    10)  SHARED DISPOSITIVE POWER
         WITH           521,040 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    521,040 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.8% (See Item 5)

14) TYPE OF REPORTING PERSON
             IN

                               Schedule 13D


Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company").
The principal executive offices of the Company are located at 15
Dan Road, Canton, Massachusetts 02025.

Item 2.  Identity and Background.

         (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

         Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and
(iii) the purchase of securities in entities which appear to be undervalued.



         Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein International is a limited liability, open end investment fund incorporated as an international business company in the Territory of the British Virgin Islands. Dickstein
International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein Partners is a Delaware limited partnership and is the general partner of Dickstein & Co. and Dickstein Focus.
As such, Dickstein Partners makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

         Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the investment advisor to Dickstein International. In its capacity as investment advisor, Dickstein Inc. makes all investment and trading decisions for Dickstein International.

         Mark Dickstein is the president and sole director of Dickstein Inc.

         The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 9 West 57th Street, New York, New York 10019. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 9 West 57th Street, New York, New York 10019.

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

        (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         An Amended Consolidated Plan of Reorganization of
Hills, Hills Stores Company, Interstate Leasing Corporation, Dan International, Inc., Canton Advertising, Inc., C.R.H. International, Inc. and Rudnick & Sons, Incorporated, jointly administered as Case No. 91B 10488 (TLB) (the "Plan of Reorganization") was confirmed by order of the Bankruptcy Court of the Southern District of New York on September 10, 1993, and was consummated on October 4, 1993. In connection with the consummation of the Plan of Reorganization, Dickstein & Co. exchanged pre-petition trade payables ("Trade Payables") in the amount of $12,113,961 for 159,907 shares of Common Stock and 138,551 shares of the Company's Series A Convertible Preferred Stock, par value $.10 (the "Preferred Stock"), as well as other consideration that included cash and the Company's 10.25% Senior Notes due 2003 (the "Senior Notes"). Each share of Preferred Stock is convertible into one share of Common Stock. 10,000 shares of Common Stock and 9,200 shares of Preferred Stock received under the Plan of Reorganization by Dickstein & Co. were sold to Dickstein International, and 74,000 shares of Common Stock were sold in the open market. The cost of 188,500 shares of Common Stock acquired by Dickstein & Co. in the open market was $3,798,000. Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

          Under the Plan of Reorganization, Dickstein
International exchanged Trade Payables in the amount of $ 1,511,801 for 21,406 shares of Common Stock and 18,236 shares of Preferred Stock, as well as other consideration that included cash and Senior Notes. 10,000 shares of Common Stock received under the Plan of Reorganization by Dickstein International were sold in the open market. The cost of 55,300 shares of Common Stock acquired by Dickstein International in the open market was $1,126,000, and the cost of 10,000 shares of Common Stock and 9,200 shares of Preferred Stock acquired from Dickstein & Co. was $391,200. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

          All of the shares of Common Stock reported to be owned by Dickstein Focus were acquired in the open market at a total cost of $476,955. Such cost was funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

          The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this statement relates for investment. The Reporting Persons have had and may continue to have discussions with other shareholders of the Company concerning actions which could be taken to enhance shareholder value.

          The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

          Except as disclosed in this Item 4, the Reporting
Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through
(j) of the instructions to Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Persons beneficially owned an aggregate of 521,040 shares of Common Stock (including 156,787 shares which the Reporting Persons have the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 5.8% of the shares of Common Stock outstanding. Dickstein & Co. beneficially owns 393,758 of such shares of Common Stock (including 129,351 shares which Dickstein & Co. has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 4.4% of the shares of Common Stock outstanding; Dickstein Focus beneficially owns 23,500 shares of Common Stock, representing approximately 0.3% of the shares of Common Stock outstanding; and Dickstein International beneficially owns 103,782 of such shares of Common Stock (including 27,436 shares which Dickstein International has the right to acquire upon the conversion of shares of Preferred Stock), representing approximately 1.2% of the shares of Common Stock outstanding.1/ Upon the resolution of all of the Company's pre-petition claims, the Reporting Persons may be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to the Plan of Reorganization.


1/   Percentages are based upon  8,900,660 shares of Common
     Stock reported outstanding as of March 31, 1994 in the Company's Annual Report on Form 10-K for the year ended
     January 29, 1994.

          (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and investment advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus, and Dickstein International.
By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein Focus and Dickstein International, (ii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus, (iii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International and (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International, other than those shares in which they have a pecuniary interest.

         (c)  Except for the purchases and sales set forth on
Schedule II annexed hereto, none of the persons identified in
Item 2 has effected any transactions in the Common Stock during the past 60 days. All such purchases and sales were effected in the open market.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d(1)-f promulgated under the Securities Exchange Act of 1934, as amended.

                          SIGNATURE



         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:    May 6, 1994


                         DICKSTEIN & CO., L.P.

                         By: Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the
                         general partner of Dickstein
                         Partners, L.P., the general partner
                         of Dickstein & Co., L.P.

                         /s/ Alan Cooper

                         Name:  Alan Cooper


                         DICKSTEIN INTERNATIONAL LIMITED

                         By:  Alan Cooper, as Vice President of
                         Dickstein Partners Inc., the agent
                         of Dickstein International Limited

                         /s/ Alan Cooper

                         Name:  Alan Cooper


                         DICKSTEIN FOCUS FUND L.P.

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the
                         general partner of Dickstein
                         Partners, L.P., the general partner
                         of Dickstein & Focus Fund L.P.

                         /s/ Alan Cooper

                         Name:  Alan Cooper


                         DICKSTEIN PARTNERS, L.P.

                         By:  Alan Cooper, as Vice President
                         of Dickstein Partners Inc., the
                         general partner of Dickstein
                         Partners, L.P.

                         /s/ Alan Cooper

                         Name:  Alan Cooper

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President


                         /s/ Alan Cooper

                         Name:  Alan Cooper


                         /s/ Mark Dickstein

                         Name:   Mark Dickstein

                        EXHIBIT INDEX




EXHIBIT
DESCRIPTION
PAGE


1
Agreement of joint filing pursuant to
Rule 13d(1)-f promulgated under the
Securities Exchange Act of 1934, as
amended
16

                                            SCHEDULE I


              EXECUTIVE OFFICERS AND DIRECTORS
                DICKSTEIN PARTNERS INC. ("DICKSTEIN INC.")


                The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. is set forth below. The business address of each such person is c/o Dickstein Partners, 9 West 57th St., New York, New York 10019.


Name and            Present Principal
Positions Held      Occupation or Employment

Mark Dickstein      President and Sole Director of Dickstein
Inc.
President and
Sole Director

David Brail         Vice President of Dickstein Inc.
Vice President

Tod Black           Vice President of Dickstein Inc.
Vice President

Edward Farr         Vice President of Dickstein Inc.
Vice President

Mark Kaufman        Vice President of Dickstein Inc.
Vice President

Arthur Wrubel       Vice President of Dickstein Inc.
Vice President

Samuel Katz         Vice President of Dickstein Inc.
Vice President

Mark Brodsky        Vice President
Vice President

Alan S. Cooper      Vice President and General Counsel of
Vice President and  Dickstein Inc.
General Counsel

                                           SCHEDULE II
                   TRANSACTIONS IN COMMON
                STOCK OF HILLS STORE COMPANY
                DURING THE PRECEDING 60 DAYS

Shares  Purchased  by  Dickstein  &  Co.,  L.P.

           Number of
            Shares      Price per            Total
Date       Purchased      share       Commission    Cost

4/26/94     21,000        19.76      1,285.00   416,287.00
4/29/94    153,000        20.10      9,205.00 3,084,199.00
5/2/94      14,500        20.46        895.00   297,579.50

Shares Purchased by Dickstein International Limited

           Number of
            Shares      Price per            Total
Date       Purchased      share       Commission    Cost

4/26/94      5,200        19.76        337.00   103,099.40
4/29/94     38,000        20.10      2,305.00   766,029.00
5/2/94       3,600       20.461        241.00    73,900.60

Shares Purchased by Dickstein Focus Fund, L.P.

           Number of
            Shares      Price per            Total
Date       Purchased      share       Commission    Cost

4/26/94      1,500        19.76        115.00    29,758.00
4/29/94      9,100        20.10        571.00   183,462.80
5/2/94         900        20.46         79.00    18,493.90

                   TRANSACTIONS IN COMMON
                STOCK OF HILLS STORE COMPANY
                DURING THE PRECEDING 60 DAYS

Shares  Sold  by  Dickstein  &  Co.,  L.P.

           Number of
            Shares      Price per            Total
Date       Purchased      share       Commission    Cost

3/31/94     50,000        20.00      3,025.00   996,941.66

Shares Sold by Dickstein International Limited

           Number of
            Shares      Price per            Total
Date       Purchased      share       Commission    Cost

3/31/94      4,000        20.00        265.00    79,732.33

Shares Sold by Dickstein Focus Fund, L.P.

           Number of
            Shares      Price per            Total
Date       Purchased      share       Commission    Cost

3/31/94      3,000        20.00        205.00    59,793.00